Ex-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

NB Crossroads Private Markets Access Fund LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$—		$92.70	$—
Fees Previously Paid	$14,899,673	(1)		$1,381.20	(2)
Total Transaction Valuation	$14,899,673
Total Fees Due for Filing				$1,381.20
Total Fees Previously Paid				$1,381.20
Total Fee Offsets				$—
Net Fee Due				$0.00

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $1,381.20 was paid in connection with the filing of the Schedule TO-I by NB Crossroads Private Markets Access Fund LLC (File No. 005-92727) on October 29, 2021 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.
(2)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.